I, Aja N. Atwood, the Chief Executive Officer of Trella Technologies, Inc, hereby certify that the financial statements of Trella Technologies Inc and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C-AR filing are true and complete in all material respects.

Despite the challenging economic landscape, Trella Technologies has managed to make significant strides in achieving its strategic goals.

Our balance sheet reflects a decrease in total assets to $38,637 from the previous year's $48,347.. While this may seem concerning at first, the decrease is primarily due to our strategic decision to streamline our inventory levels and dispose of non-essential assets. Moreover, our liabilities decreased from $427,719 to $79,620, reflecting our efforts to strengthen our financial position.

Our income statement tells a different story. We generated a total income of $72,372.45 in 2022 compared to $51,599.03 in 2021, a significant increase that is attributed to our growth in product sales as a result of new outbound marketing efforts. Our total expenses, including payroll, legal fees, and marketing, amounted to $160,685.66, compared to $207,271.87 in 2021, indicating a significant improvement in our expense management to accommodate the economic uncertainties ahead.

Our cash flow statement shows that we had a net cash outflow of $3,822.13 in 2022, mainly due to investments in production and equipment, and the repayment of our outstanding liabilities. Nevertheless, we remain committed to maintaining a disciplined approach to financial management while striving to achieve our ambitious goals.

Looking ahead, we are excited to build on our success and make further strides towards becoming a more sustainable and responsible company. In 2022, we launched an educational product offering to enhance our marketing and sales funnel, which we believe will be a key driver of growth moving forward. Additionally, we will continue our focus on our impact on our community and environment as a Benefit Corporation.

Our team will continue to work on diversifying our product range, improving our supply chain, and expanding our customer base. We are confident that these efforts, combined with our commitment to sustainability and responsibility, will position us for long-term success.

In conclusion, I would like to express my gratitude to our shareholders, customers, and partners for their unwavering support. We are committed to delivering value to all our stakeholders and creating a better future for all.

Sincerely,

Aja N. Atwood

Chief Executive Officer, Trella Technologies, Inc.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 25, 2023.

*Aja Atwood*
_____ Signature (CEO)

Aja N Atwood, CEO
_____Name, Title

2023-04-25
_____Date

_____ Signature (Board Member)

Andres Chamorro III
_____Name, Title

2023-04-25
_____Date

_____ Signature (Board Member)

Abdelhamid Riani
_____Name, Title

2023-04-25
_____Date

Trella Technologies Inc

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2022 and 2021

TRELLA TECHNOLOGIES, Inc
Index to Financial Statements
(unaudited)

FINANCIAL STATEMENTS:

TRELLA TECHNOLOGIES, Inc
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021
(unaudited)

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| | | |
| **ASSETS** | | |
| **Cash & Cash Equivalents** | $ 6,057.87 | $ 9,880.00 |
| **Accounts Receivable** | $ 6,478.27 | $ - |
| **Inventory** | 24,422.24 | $ 35,698.00 |
| **Total Current Assets** | $ 36,958.38 | $ 45,578.00 |
| | | |
| **Property, Plant and Equipment** | | |
| **3D Printers** | $ 3,999.00 | $ 7,498.00 |
| **Computers & Office Equipment** | $ 2,769.74 | $ 2,769.74 |
| **Growing Equipment** | $ 1,338.00 | $ 1,338.00 |
| **Less: Accumulated Depreciation** | -$ 6,428.00 | $ (8,836.74) |
| **Total Property, Plant and Equipment** | $ 1,678.74 | $ 2,769.00 |
| | | |
| **TOTAL ASSETS** | $ 38,637.12 | $ 48,347.00 |
| | | |
| | | |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| **Credit Cards** | $ 3,342.95 | $ 12.00 |
| **Loan Payable** | $ 4,244.70 | $ 2,986.00 |
| **Convertible note** | $ 0.00 | $ 325,060.00 |
| **Accrued Interest on Convertible Note** | $ 0.00 | $ 55,045.00 |
| **Deferred Revenue** | $ 0.00 | $ 44,616.00 |
| **Total Current liabilities** | $ 7,587.65 | $ 427,719.00 |
| | | |
| **Non-Current Liabilities** | | |
| **Bond Payable WeFunder** | 72,033.00 | $ - |
| **Total Non-Current Liabilities** | 72,033.00 | 0.00 |
| | | |
| **Total Liabilities** | 79,620.65 | 427,719.00 |
| | | |

| Equity | | |
|---|---:|---:|
| **Digital Nation - Class B** | 50,000.00 | $ - |
| **StartEngine - Class B** | 380,105.38 | $ - |
| **Partner Capital - Aja - Class A** | 29,428.30 | $ 39,061.25 |
| **Partner Capital - Andres - Class A** | -25,372.29 | $ 1,979.75 |
| **Retained Earnings** | -360,889.22 | $ (259,747.00) |
| **Current Year Earnings** | -114,255.44 | $ (160,666.00) |
| **Total Equity** | -$ 40,983.27 | -$ 379,372.00 |
| **TOTAL LIABILITIES AND EQUITY** | $ 38,637.38 | $ 48,347.00 |
| | | |
| | | |
| | | |
| Friday, Apr 21, 2023 10:24:29 AM GMT-7 - Accrual Basis | | |

TRELLA TECHNOLOGIES, Inc
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(unaudited)

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| **Income** | | |
| **Interest Income** | 0.39 | $ 0.03 |
| **Refunds to customers** | -3,273.00 | |
| **Sale 3D Printer** | 1,700.00 | |
| **Sales of Product Income** | 61,991.35 | $ 51,599.00 |
| **Service** | 11,953.71 | |
| **Total Income** | **$ 72,372.45** | **$ 51,599.03** |
| **Cost of Goods Sold** | | |
| **3D Printer** | 1,481.00 | $ - |
| **Cost of Goods Sold** | | |
| **Supplies & materials** | 22,621.23 | $ 1,815.00 |
| **Total Cost of Goods Sold** | **$ 22,621.23** | **$ 1,815.00** |
| **Total Cost of Goods Sold** | **$ 24,102.23** | **$ 1,815.00** |
| **Gross Profit** | **$ 48,270.22** | **$ 49,784.03** |
| **Expenses** | | |
| **Accounting fees** | 5,728.58 | $ 1,600.00 |
| **Advertising & marketing** | 11,098.59 | $ 7,272.46 |
| **Listing fees** | 750.00 | |
| **Social media** | 565.97 | $ 7,448.92 |
| **Website ads** | 2,835.65 | |
| **Total Advertising & marketing** | **$ 15,250.21** | **$ 14,721.38** |
| **Bank fees & service charges** | 357.23 | $ 811.31 |
| **Building & property rent** | 611.90 | |
| **Business licenses** | 524.08 | $ 2,267.27 |
| **Donations** | 500.00 | |
| **Employee benefits** | 236.68 | |
| **General business expenses** | | |
| **Continuing education** | 275.69 | |
| **Total General business expenses** | **$ 275.69** | **$ 0.00** |
| **Interest paid** | 2,380.78 | $ 4,429.77 |
| **Interests - Other** | | $ 28,076.23 |
| **Legal fees** | 10,105.66 | $ 17,167.36 |
| **Meals** | 946.56 | $ 1,198.75 |
| **Memberships & subscriptions** | 50.00 | $ 227.05 |
| **Office expenses** | | $ 344.50 |

| | | |
|---|---:|---:|
| Merchant Account Fees | | $ 134.66 |
| Office supplies | 626.50 | $ 100.00 |
| Other Office Expenses | | $ 2,506.24 |
| Shipping & postage | 152.55 | |
| Small tools and equipment | 1,157.53 | $ 875.66 |
| Software & apps | 16,098.38 | $ 15,993.46 |
| **Total Office expenses** | **$ 18,034.96** | **$ 19,954.52** |
| Payroll expenses | | |
| Payroll Processing Fees | 254.35 | $ 704.12 |
| Payroll taxes | 2,747.45 | $ 1,953.65 |
| Wages | 33,081.51 | $ 10,500.00 |
| **Total Payroll expenses** | **$ 36,083.31** | **$ 13,157.77** |
| Rent | 1,040.76 | |
| Research & development | 0.00 | $ 18,512.82 |
| Shipping | 1,095.79 | $ 293.23 |
| Square Fees | 68.26 | $ 939.79 |
| Subcontractor expenses | 52,908.18 | $ 79,499.39 |
| Supplies | 2,932.81 | |
| Travel | 3,207.49 | $ 2,947.02 |
| Airfare | 940.00 | |
| Vehicle rental | 1,382.16 | |
| **Total Travel** | **$ 5,529.65** | **$ 2,947.02** |
| Vehicle gas & fuel | 1,118.60 | $ 222.72 |
| Vehicle Parking & tolls | 1.50 | |
| Web Design & Hosting Expense | 222.33 | $ 1,245.49 |
| WeFunder Fee | 4,682.14 | |
| **Total Expenses** | **$ 160,685.66** | **$ 207,271.87** |
| **Net Operating Income** | **-$ 112,415.44** | **-$ 157,487.84** |
| Other Expenses | | |
| Amortization | | $ 737.97 |
| Depreciation | 1,840.00 | $ 1,993.00 |
| **Total Other Expenses** | **$ 1,840.00** | **$ 2,730.97** |
| **Net Other Income** | **-$ 1,840.00** | **-$ 2,730.97** |
| **Net Income** | **-$ 114,255.44** | **-$ 160,218.81** |

# TRELLA TECHNOLOGIES, Inc
## STATEMENTS OF Changes in Stockholders' Equity
## FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
### (unaudited)

| | Common Stocks - Class A | | Common Stock - Class B | | | Retained Earnings/ Accumulated Deficit | Total Shareholder Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| Balance - December 31, 2021 | 1,000,000 | $ 41,040 | 167679 | | | $ (420,413) | $ (379,373) |
| Capital Contribution | | $ 20,682 | 11333 | $50,000 | | | |
| Distribution - Team/Board | | | 38900 | | | | |
| Net Income/Loss | | | | | | $ (114,255) | $ (114,255) |
| Balance - December 31, 2022 | 1,000,000 | $ 61,722 | 217912 | $50,000 | | $ (534,668) | $ (493,628) |

TRELLA TECHNOLOGIES, Inc
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(unaudited)

| | 2022 | 2021 |
|---|---|---|
| Operating Activities | | |
| Receipts from Customers | $ 70,672.06 | $ 51,999.00 |
| Payments to Suppliers and Employees | $ (220,708.55) | $ (169,461.03) |
| Cash Receipts from Other Operating Activities | $ 0.39 | $ 0.03 |
| Net Cash Flows from Operating Activities | $ (150,036.10) | $ (117,462.00) |
| | | |
| Investing Activities | | |
| Proceeds from sale of Property, Plant and Equipment | $ 3,499.00 | |
| Payment for Property, Plant and Equipment | | $ (4,651.00) |
| Net Cash Flows from Investing Activities | $ 3,499.00 | $ (4,651.00) |
| | | |
| Financing Activities | | |
| Bond Payable WeFunder | $ 72,033.00 | |
| Digital Nation | $ 50,000.00 | |
| Partner Capital | $ 20,681.97 | |
| Other Cash Items from Financing Activities | | $ 129,670.00 |
| Net Cash Flows from Financing Activities | $ 142,714.97 | $ 129,670.00 |
| | | |
| Net Cash Flows | $ (3,822.13) | $ 7,557.00 |
| | | |
| Cash and Cash Equivalents at beginning of Period | $ 9,880.00 | $ 2,323.00 |
| Net Cash Flows | $ (3,822.13) | $ 7,557.00 |
| Cash and Cash Equivalents at end of Period | $ 6,057.87 | $ 9,880.00 |
| Net Change in Cash for Period | $ (3,822.13) | $ 7,557.00 |

NOTE 1 – NATURE OF OPERATIONS

Trella Technologies, was formed on November 3, 2016 in the state of Massachusetts and converted to a Benefit Corporation in Feb. 2021. The financial statements of Trella Technologies, Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bourne,, Massachusetts.

Trella Technologies provides technical, innovative solutions to make indoor and urban farming a sustainable, long lasting industry. The new concept of growing plants horizontally was invented which was opposite to the existing methods that were mostly manual, labor-intensive, and inefficient. The two prototyped, built (and built again) what would become Trella Technologies' unique plant-training solution, the Trella Gro LST.

The TrellaGro LST is an automated low-stress training solution to grow tall plants in small spaces. TrellaGro LST has multiple applications. Our system helps indoor cultivators (including residential and commercial growers) grow taller/fruit-bearing crops in spaces that were previously problematic due to height constraints: spaces with low ceilings, or vertical/stacked arrangements like those found in urban farms, freight containers, basements, grow tents and closets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
> in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

*Property and Equipment*
Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category: Equipment
Useful Life: 3-5 years

*Impairment of Long-lived Assets*
Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

*Income Taxes*

Trella Technologies Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

For the tax year 2022, the Company filed its federal tax return and reported total income of $72,372. The Company did not owe any federal income tax for the year. However, the Company owed $456 in Massachusetts state income tax, which has been paid.

The Company has filed all necessary tax returns from inception through 2022 and is not currently under examination by the Internal Revenue Service or state regulatory agencies.

*Revenue Recognition*
The Company recognizes revenue from product sales, consulting services, and educational products. For product sales, revenue is recognized when the customer takes control of the goods, typically at the time of shipment. For consulting services, revenue is recognized as services are performed. For educational products, revenue is recognized when the product is delivered and the customer takes control.

For further details on revenue recognition, please refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report (Form C-AR).

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Current Liabilities include the below:

| LIABILITIES AND EQUITY | | | | |
|---|---|---|---|---|
| Current Liabilities | | | | |
| Credit Cards | $ | 3,342.95 | $ | 12.00 |
| Loan Payable | $ | 4,244.70 | $ | 2,986.00 |
| Convertible note | $ | 0.00 | $ | 325,060.00 |
| Accrued Interest on Convertible Note | $ | 0.00 | $ | 55,045.00 |
| Deferred Revenue | $ | 0.00 | $ | 44,616.00 |
| Total Current liabilities | $ | 7,587.65 | $ | 427,719.00 |
| | | | | |
| Non-Current Liabilities | | | | |
| Bond Payable WeFunder | | 72,033.00 | $ | - |
| Total Non-Current Liabilities | | 72,033.00 | | 0.00 |
| | | | | |
| Total Liabilities | | 79,620.65 | | 427,719.00 |

Based on the financial statements provided earlier, the liabilities for the company decreased significantly from $427,719.00 in 2021 to $79,620.65 in 2022. This decrease is primarily due to the conversion of a convertible note to equity and a decrease in deferred revenue as a result of product delivery in Q1..

It also includes the Convertible Note from the 2022 Wefunder Regulation Crowdfunding campaign.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

*Contingencies*
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

*Litigation and Claims*
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 5 – SHAREHOLDER EQUITY

*Common Stock*
The Company is authorized to issue 1,000,000 shares of common stock class A and 1,000,000 shares of common stock class B. As of December 31, 2022, 1,000,000 shares of class A, 217,912 shares of class B have been issued and are outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

In 2022, Trella Technologies, Inc. engaged VXP, a company owned by Abdo Riani, a member of our board of directors, to provide engineering and marketing services. As part of this engagement, a credit limit of $10,000 was issued to VXP to cover the costs of the work performed. The transaction was approved by the CEO, President and Treasurer of the Company in accordance with the company's bylaws. We believe that the terms of this transaction were comparable to those that could have been obtained from unrelated third parties.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 1, 2023. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

# Signature Certificate

Reference number: J62KK-XXPMR-6MLAB-EWKKU

| Signer | Timestamp | Signature |
|---|---|---|

**Aja Atwood**
Email: aja@trella.io

| | |
|---|---|
| Sent: | 25 Apr 2023 16:13:25 UTC |
| Viewed: | 25 Apr 2023 16:13:29 UTC |
| Signed: | 25 Apr 2023 16:15:01 UTC |



IP address: 43.225.189.121
Location: Boston, United States

**Andres Chamorro**
Email: dre@trella.io

| | |
|---|---|
| Sent: | 25 Apr 2023 16:13:25 UTC |
| Viewed: | 25 Apr 2023 16:53:05 UTC |
| Signed: | 25 Apr 2023 16:58:51 UTC |

**Recipient Verification:**

| | |
|---|---|
| ✔Email verified | 25 Apr 2023 16:53:05 UTC |



IP address: 107.115.17.32

**Abdo Riani**
Email: ariani@visionxpartners.com

| | |
|---|---|
| Sent: | 25 Apr 2023 16:13:25 UTC |
| Viewed: | 25 Apr 2023 17:06:22 UTC |
| Signed: | 25 Apr 2023 17:11:16 UTC |

**Recipient Verification:**

| | |
|---|---|
| ✔Email verified | 25 Apr 2023 17:06:22 UTC |



IP address: 136.179.21.78
Location: Las Vegas, United States

Document completed by all parties on:

25 Apr 2023 17:11:16 UTC

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